Exhibit 11.1

ML Macadamia Orchards, L.P.

Computation of Net Income (Loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months ended March 31,

	2005	2004

Net loss	$(27)	$(95)
Class A Unit holders (ownership percentage)	x100%	x99%
Net loss allocable to Class A Unit holders	$(27)	$(94)
Class A Units outstanding	7,500	7,500
Net loss per Class A Unit	$(0.00)	$(0.01)